EXHIBIT 99.1

Golar LNG Partners LP: 2020 AGM Results Notification

Golar LNG Partners LP (the “Partnership”) advises that the 2020 Annual Meeting of the Limited Partners of the Partnership was held on September 24, 2020 at 09:00 a.m. at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The following resolutions were passed:

1.         To elect Neil Glass as a Class I Director of the Partnership whose term will expire at the 2022 Annual Meeting of Limited Partners; and
2.         To elect Carl Steen as a Class II Director of the Partnership whose term will expire at the 2023 Annual Meeting of Limited Partners

Hamilton, Bermuda
September 25, 2020

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act